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Thomas M. Rose	Direct Dial: 757-687-7715
Thomas.Rose@troutmansanders.com	Direct Fax: 757-687-1529

March 8, 2006

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re:	Carbiz, Inc. (“Carbiz” or the “Company”)
Registration Statement on Form SB-2 Filed November 2, 2005
Registration No. 333-129408

Dear Mr. Pinkerton:

          On behalf of Carbiz, set forth herein are Carbiz’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2005, with respect to the registration statement on Form SB-2 filed with the Commission on November 2, 2005. Attached hereto as Exhibit A, is a clean version of the updated Amendment No. 1 to the Form SB-2 (the “Form SB-2 Amendment”).

          Courtesy copies of this letter and clean and marked versions of the Form SB-2

          Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from the Form SB-2 as previously filed with the Commission.

          All responses provided herein are based solely on information provided by the Carbiz.

          For your convenience, we have reprinted the Staff’s written comments below prior to Carbiz’s responses.

SEC COMMENT:

1.	We note from disclosure on page 6 and 7 that the debentures are not convertible into common shares and warrants that are exercisable into common shares until such time

A T L A N T A - H O N G K O N G - L O N D O N - N E W Y O R K - N O R F O L K - R A L E I G H R I C H M O N D - T Y S O N S C O R N E R - V I R G I N I A B E A C H - W A S H I N G T O N , D.C.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 2

as your common shares are quoted on the OTC BB and delisted from trading on the TSX Venture Exchange. Please tell why you believe it is appropriate to register the resale of shares underlying the share purchase warrants at this time since they are not currently outstanding.

CARBIZ’S RESPONSE:

Carbiz believes it is appropriate to register the resale of common shares underlying the common share purchase warrants at this time, even though the warrants are not currently outstanding, based upon the Staff’s position regarding the registration of unissued securities in private-investment, public-equity (“PIPE”) transactions. Under Telephone Interpretation #3S(b) under the March 1999 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, the Staff explains that “[i]n a PIPE transaction…, the [S]taff will not object if a company registers the resale of securities prior to their issuance if the company has completed a 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.” The Staff requires that there be “no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.” The Staff further requires that “[t]he closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The offerings of the convertible debentures by Carbiz were made pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The holders of the convertible debentures are currently subject to market risk with respect the shares and the warrants underlying the debentures and further the shares underlying the warrants, because such holder already paid the purchase price for the shares and the warrants underlying the debentures and the warrants have a fixed exercise price. There are and will be no conditions to the issuance of the warrants that are or will be within the investors’ control or that the investors can or will be able to cause not to be satisfied. This is because the holders of the convertible debentures have no ability to influence the only condition to the conversion of the debentures into shares and warrants: namely, Carbiz’s quotation on the Over-The-Counter Bulletin Board (the “OTCBB”) and delisting from trading on the TSX Venture Exchange (which is solely in the control of Carbiz and brokers filing appropriate applications and the National Association of Securities Dealers (the “NASD”) and the TSX Venture Exchange in approving such applications) prior to the maturity date of the debentures on April 6, 2006. For your reference, we have enclosed a copy of the convertible debenture issued in October 2004 and the convertible debenture issued in October 2005, which are also attached as Exhibits 4.3 and 4.5 to the

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 3

Form SB-2 Amendment, and highlighted Section 2.1(a) of each document which identifies the aforementioned condition.

Finally, the holders will be issued shares and warrants “within a short time after the effectiveness” of Carbiz’s resale registration statement. In fact, we intend for the condition of being quoted on the OTCBB and being delisted from trading on the TSX Venture Exchange that must be satisfied in order for the debentures to be converted into shares and warrants to occur simultaneously with the effectiveness of the registration statement. In order to be quoted on the OTCBB, Carbiz must have its shares registered with the Commission. It is Carbiz’s understanding from conversations with the OTCBB that Carbiz should be able to quote its shares on the OTCBB simultaneously with the registration statement becoming effective and the delisting of its shares on the TSX Venture Exchange. Therefore, the debentures will be converted into shares and warrants “within a short time after the effectiveness of the resale registration statement,” which is analogous to the closing occurring within a short time in the PIPE context.

SEC COMMENT:

2.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

CARBIZ’S RESPONSE:

Carbiz removed all graphics and pictorial representations from the Form SB-2 Amendment. As requested, Carbiz will supplementally provide to you any graphics, maps, photographs, and related captions or other artwork including logos that it intends to use in the Form SB-2 Amendment or any future amendments thereto.

SEC COMMENT:

3.	Please revise your disclosure throughout to clarify that your securities are quoted on the OTC Bulletin Board rather than listed. This change will reflect that the OTCBB is a quotation medium not an issuer listing service.

CARBIZ’S RESPONSE:

Carbiz revised the language in the Form SB-2 Amendment to clarify that Carbiz seeks to quote its common shares on the OTCBB rather than list such securities on the OTCBB.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 4

COVER PAGE

SEC COMMENT:

4.	Please ensure that your cover page is limited to one page. We refer to Item 501(a) of Regulation S-B.

CARBIZ’S RESPONSE:

Carbiz revised the cover page to the prospectus in the Form SB-2 Amendment to limit it to one page.

SEC COMMENT:

5.	Please revise the cover page to include a price at which the selling stockholders may resell their shares of common stock until a market develops on the OTC Bulletin Board. Your disclosure that shares may be sold “at fixed prices or prices that may be changed” is not sufficient disclosure in this regard.

CARBIZ’S RESPONSE:

Carbiz revised the language in the cover page to the prospectus in the Form SB-2 Amendment to indicate that selling shareholders may sell shares under the prospectus at market prices prevailing at the time of sale or at negotiated prices. Until such time as a market develops on the OTCBB, Carbiz believes that selling shareholders seeking to resell their common shares would be required to do so in negotiated transactions with the potential buyers and, therefore, it is not possible to insert a fixed price in the Form SB-2 Amendment.

SEC COMMENT:

6.	Please clarify on the cover page that this is an initial public offering of your shares in the U.S. by selling shareholders.

CARBIZ’S RESPONSE:

Carbiz added the requested disclosure to the cover page to the prospectus in the Form SB-2 Amendment.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 1

SEC COMMENT:

7.	Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934.

CARBIZ’S RESPONSE:

Carbiz removed the paragraph entitled “Special Note Regarding Forward-Looking Statements” from the Form SB-2 Amendment.

SEC COMMENT:

8.	We refer to the second paragraph where you indicate that the factors discussed in this section are not intended to represent a complete list of all material risks that could adversely affect your business and that other factors that you have not considered may also have an adverse affect on your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure. In addition, a discussion of forward-looking statements should not merely be a recitation of the items listed under “Risk Factors.” Please revise accordingly. Finally, we note that you have similar disclosure on page 17 preceding the MD&A section. Please revise to reduce your repetitive disclosure.

CARBIZ’S RESPONSE:

Carbiz removed the paragraph entitled “Special Note Regarding Forward-Looking Statements” from page 1 of the Form SB-2 Amendment. Carbiz revised the language preceding the MD&A section on page 17 of the Form SB-2 Amendment in response to this comment.

PROSPECTUS SUMMARY, BEGINNING ON PAGE 3

SEC COMMENT:

9.	Please limit your use of industry jargon, such as, “Buy Here-Pay Here” and revise to use plain every day language to describe your business.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 6

CARBIZ’S RESPONSE:

Carbiz revised the language in the Form SB-2 Amendment to limit the use of industry jargon, including the phrase “Buy Here-Pay Here”.

SEC COMMENT:

10.	Please quantify the net losses you have incurred since inception as disclosed on page 4.

CARBIZ’S RESPONSE:

Carbiz inserted the requested disclosure regarding the net losses incurred by it since its inception on page 5 of the Form SB-2 Amendment.

RISK FACTORS

SEC COMMENT:

11.	Please substantially revise your risk factor subheadings so that each one conveys the risk that you are describing in the text. Currently, all of your subheadings consist of short titles that state a particular fact but that are not meaningful to investors in immediately assessing the risks to your business and their investment in your company.

CARBIZ’S RESPONSE:

Carbiz revised the risk factor headings to convey the risk that it is describing in the text of the Form SB-2 Amendment rather than using short heading titles.

SEC COMMENT:

12.	Please add a separate risk factor describing the risk of dilution upon conversion of the debentures.

CARBIZ’S RESPONSE:

Carbiz added the requested risk factor on page 6 of the Form SB-2 Amendment.

SEC COMMENT:

13.	Please add a risk factor discussing the tax consequences on disposition of common stock by U.S. residents as mentioned on page 16.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 7

CARBIZ’S RESPONSE:

Carbiz added the requested risk factor on page 9 of the Form SB-2 Amendment.

NEW BUSINESS STRATEGY

SEC COMMENT:

14.

Please revise so that the risks concerning your joint venture strategy aimed at expanding your business to on-sight financing at various dealerships is immediately apparent to the reader. Currently, the risk of entering a new market and succeeding in the implementation of your joint venture model is buried at the end of the paragraph, following lengthy disclosure relating to your plans for growth. In this regard, please also avoid language that focuses too much attention on the growth prospects of the venture, such as in the fifth sentence of the first paragraph where you state that in order to further accelerate your business you recently announced a joint venture agreement.

Finally, much of your disclosure under this heading is repeated on page 11 where you discuss the risks inherent in joint venture arrangements. Please revise to limit repetitive disclosure.

CARBIZ’S RESPONSE:

Carbiz revised this risk factor on page 5 of the Form SB-2 Amendment to eliminate language focused on potential growth and to make the risks concerning its new business strategy immediately apparent to the reader. Further, Carbiz removed the repetitive disclosure from this risk factor that is contained in the risk factor relating to joint ventures on page 10 of the Form SB-2 Amendment.

SEC COMMENT:

15.	Please revise the second paragraph to remove the mitigating language in the first clause of the first sentence.

CARBIZ’S RESPONSE:

Carbiz removed the first clause of the first sentence in this risk factor on page 5 of the Form SB-2 Amendment.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 8

LIMITED OPERATING HISTORY; HISTORY OF LOSSES

SEC COMMENT:

16.	It is unclear why you define your business as one with a limited operating history given that you commenced operations in 1998. Please revise to limit the discussion in this risk factor to your history of losses and the going concern language contained in your independent auditors report.

CARBIZ’S RESPONSE:

Carbiz removed the language regarding its limited operating history, and a discussion of the requested disclosure regarding the going concern language in its independent auditors report was added to this risk factor on page 5 of the Form SB-2 Amendment.

MATURITY OF 5% CONVERTIBLE DEBENTURES, PAGE 6

SEC COMMENT:

17.	We refer to your disclosure regarding the possibility that you will be unable to raise additional financing, if needed, to repay the amount due on the convertible debentures if your securities are not quoted on the OTC Bulletin Board by April 6, 2006. Please expand your disclosure to include the consequences to the company and its stockholders if you are unable to raise additional financing in such a situation.

CARBIZ’S RESPONSE:

Carbiz expanded the disclosure in this risk factor on pages 5 and 6 of the Form SB-2 Amendment regarding the consequences to it and its shareholders if Carbiz is unable to raise additional financing.

NEED FOR ADDITIONAL FINANCING, PAGE 7

SEC COMMENT:

18.	Please remove the statement regarding the assumption that you will meet business projections for the next two years since this language mitigates the risk you are presenting and is not easily supported.

CARBIZ’S RESPONSE:

Carbiz removed the requested language from this risk factor on page 6 of the Form SB-2 Amendment.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 9

DEPENDENCE ON KEY PERSONNEL, PAGE 8

SEC COMMENT:

19.	Please name the key personnel whose loss could materially impact your operations.

CARBIZ’S RESPONSE:

Carbiz named the key personnel whose loss could materially impact its operations, which includes its Chief Executive Officer, President and Chief Financial Officer, in this risk factor on page 7 of the Form SB-2 Amendment.

ATTRACTION AND RETENTION OF OFFICERS AND DIRECTORS, PAGE 8

SEC COMMENT:

20.	Your description of the risk of attracting officers and directors as a result of the rules established under Sarbanes-Oxley is generic because it applies to all public companies. Please delete or revise the risk to describe the risks that are particular to your business.

CARBIZ’S RESPONSE:

Carbiz deleted this risk factor from the Form SB-2 Amendment.

CONTROL BY EXISTING SHAREHOLDERS, PAGE 8

SEC COMMENT:

21.	Please separately disclose the portion of your total issued and outstanding common stock held by insiders, before and after the conversion of the debentures. In addition, if there is a relationship among the company, its officers and directors and its 5 percent stockholders, please disclose this and discuss whether this relationship could cause them to vote together on matters that affect the company.

CARBIZ’S RESPONSE:

Carbiz revised this risk factor on page 7 of the Form SB-2 Amendment to insert the requested disclosure.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 10

INTERNAL CONTROLS, PAGE 9

SEC COMMENT:

22.	Your description of this risk related to your compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is generic. In addition, since you are not subject to the requirements of Section 404 until your fiscal year end following the July 2007 compliance date for small business issuers, and therefore have likely not made a determination on the risks specific to your business from compliance with or the implementation of Section 404, it is unclear how this risk factor is meaningful to investors. Please delete the risk or expand the risk factor to discuss any specific material weaknesses that may have been identified by management or your auditors that could affect your ability to comply with Section 404 when the company becomes subject to such provisions.

CARBIZ’S RESPONSE:

Carbiz deleted this risk factor from the Form SB-2 Amendment.

SUB-PRIME BORROWERS, PAGE 10

SEC COMMENT:

23.	Please delete the mitigating language contained in the first clause of the fourth sentence in this risk factor and the first clause of the penultimate sentence in the following risk factor.

CARBIZ’S RESPONSE:

Carbiz deleted the requested language from these risk factors on page 9 of the Form SB-2 Amendment.

SEC COMMENT:

24.	Please also expand the disclosure to describe more fully the history and profile of a sub-prime borrower as described on page 30 so that investors can better evaluate the risks inherent in lending to high risk borrowers.

CARBIZ’S RESPONSE:

Carbiz expanded the disclosure in this risk factor on page 9 of the Form SB-2 Amendment to better describe the history and profile of a sub-prime borrower.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 11

GOVERNMENT REGULATION, PAGE 10

SEC COMMENT:

25.	Please expand the first paragraph to describe more specifically the state regulations that materially impact your business. For example, name the states where you conduct the majority of your business and discuss the regulations specific to those states so that investors can better evaluate the risk. We note a recent concentration of business in the state of Florida.

CARBIZ’S RESPONSE:

Carbiz expanded and revised the language in this risk factor on page 10 of the Form SB-2 Amendment to reflect the fact that all of its automobile finance locations are located in, and regulated by, the State of Florida, and narrowed the discussion to those states that have regulations that materially impact Carbiz’s business.

RISKS RELATED TO OUR SOFTWARE AND BUSINESS MODEL BUSINESS,

BEGINNING ON PAGE 11

PROTECTION OF PROPRIETARY RIGHTS, PAGE 11

SEC COMMENT:

26.	Please revise your disclosure to indicate the frequency with which you include provisions in your license agreements that serve to protect your proprietary rights. Your disclosure on the top of page 12 suggests that these provisions may not be standard.

CARBIZ’S RESPONSE:

Carbiz expanded the language in this risk factor on page 11 of the Form SB-2 Amendment to better indicate the frequency with which Carbiz includes provisions in its license agreements that serve to protect its proprietary rights. As this language indicates, such provisions are standard for all license agreements.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 12

PRODUCT DEFECTS, PAGE 12

SEC COMMENT:

27.	Please expand to describe with more specificity the circumstances surrounding delay in commercial release of products in the past and the specific impact on your operations in terms of the impact on revenue for that period.

CARBIZ’S RESPONSE:

Carbiz expanded the language in this risk factor on page 12 of the Form SB-2 Amendment to describe with more specificity the circumstances surrounding delay in commercial release of products in the past and the specific impact on its operations, in particular Carbiz discussed the delay in the development and release of its IDA product in 2004 and 2005 and the costs associated with such delay.

RISK RELATED TO OUR TAXMAX BUSINESS, BEGINNING ON PAGE 13

SEASONALITY OF BUSINESS, PAGE 13

SEC COMMENT:

28.	Please quantify the revenue you derived from your Tax Max business so that investors can better evaluate the impact on your overall business from the TaxMax business related risks.

CARBIZ’S RESPONSE:

Carbiz quantified these amounts for the periods of October 2004 to January 2005 and February 2005 to April 2005 related to its Tax Max business in the risk factor on page 13 of the Form SB-2 Amendment.

REGULATION OF REFUND ANTICIPATION LOANS, PAGE 13

SEC COMMENT:

29.	Please expand to describe with more specificity any action taken by any particular state that would or has materially impacted your business specifically. We note reference to a few states that have interpreted current laws to limit the annual percentage rate on refund anticipation loans and restrict fees to you in relation to these loans. Please specify how those states’ interpretations have impacted your business specifically.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 13

CARBIZ’S RESPONSE:

Carbiz revised the disclosure in this risk factor on pages 13 and 14 of the Form SB-2 Amendment to describe the specific impact of state rate limit regulations and other refund anticipation loan regulations on its TaxMax business, in particular noting state banking regulations in North Carolina.

LITIGATION EXPOSURE RELATING TO REFUND ANTICIPATION LOANS, PAGE 14

SEC COMMENT:

30.	Please clarify whether you have been the subject of litigation relating to refund anticipation loan tax preparation to date.

CARBIZ’S RESPONSE:

Carbiz inserted a statement in this risk factor on page 14 of the Form SB-2 Amendment noting that to date litigation has not been initiated or threatened against it relating to its refund anticipation loan tax preparation business.

SEC COMMENT:

31.	We refer to your statement that you believe any potential claims directed at you regarding refund anticipation loans would lack merit. Since this statement does not refer to any specific proceedings, there does not appear to be any basis for this conclusion. In addition, any statement regarding the merits of a particular claim would be a legal conclusion that the company is not qualified to make. Please remove this statement from the risk factor.

CARBIZ’S RESPONSE:

Carbiz removed this statement from this risk factor on page 14 of the Form SB-2 Amendment.

USE OF PROCEEDS, PAGE 14

SEC COMMENT:

32.	Please provide additional specificity regarding your intended uses of the proceeds you may receive from the exercise of warrants. For example, we note your disclosure elsewhere in the prospectus regarding the opening up of new credit centers as well as

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 14

the structuring of new joint venture arrangements. If proceeds are expected to be used for these purposes, please disclose this.

CARBIZ’S RESPONSE:

Carbiz inserted additional statements on page 14 of the Form SB-2 Amendment that it intends to use the proceeds it may receive from the exercise of warrants to open up to two additional credit centers, with the remaining proceeds used for the retirement of accounts payable, working capital and general corporate purposes.

SEC COMMENT:

33.	Please quantify the expenses you are responsible for in connection with the registration of the common shares offered by the selling shareholders.

CARBIZ’S RESPONSE:

Carbiz inserted a statement on page 15 of the Form SB-2 Amendment that such expenses are estimated to be approximately $163,000.

MANAGEMENT DISCUSSION AND ANALYSIS, BEGINNING ON PAGE 17 OVERVIEW

SEC COMMENT:

34.	Please expand to define "independent dealer accounting.”

CARBIZ’S RESPONSE:

Carbiz expanded the language in this section on page 18 of the Form SB-2 Amendment to clarify that independent dealer accounting means accounting procedures and financial reporting for non-franchise automotive dealers.

SEC COMMENT:

35.	Please provide us with the relevant portions of any publications that include the information consistent with the statements relating to the industry wide movement toward standardization of independent dealer accounting. Provide similar support for statements made concerning the automotive industry in general on page 27, from the Wall Street Journal article mentioned on page 30, and other data disclosed throughout

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 15

your Business section. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it. Please mark the relevant portions of any material provided for our review.

CARBIZ’S RESPONSE:

Carbiz modified the language on page 18 of the Form SB-2 Amendment to reflect the fact that it believes that based upon the efforts of NIADA an industry wide movement exists toward the standardization of independent dealer accounting. Also, Carbiz removed the statement regarding the Wall Street Journal article and the statements concerning the automotive industry in general from the SB-2 Amendment. Such materials are enclosed with this letter, and the supporting language has been highlighted for your convenience.

SEC COMMENT:

36.	Explain why you believe the approval designation from the NIADA has positioned your product to become one of the accepted industry standards for independent dealer accounting. Disclose whether the approvals from NIADA are required for all products related to independent dealer accounting.

CARBIZ’S RESPONSE:

Carbiz deleted the statement regarding IDA becoming an accepted industry standard, added language to further define NIADA approval and the potential benefits of that approval, and added language to clarify that NIADA approval is not required for a company to market its products to independent automobile dealers, all of which is on page 18 of the Form SB-2 Amendment.

SIX MONTH FINANCIAL INFORMATION, PAGE 19

SEC COMMENT:

37.	We note your statement in the carryover paragraph at the top of page 20 indicating that you continue to eliminate non-performing products impacting revenue negatively. Please expand to explain what products you are referring to and how you make the determination to discontinue their use. Provide additional disclosure for the similar statements made regarding your TaxMax revenue and products on page 21.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 16

CARBIZ’S RESPONSE:

Carbiz revised and expanded the disclosure in this section on page 20 of the Form SB- 2 Amendment to identify the products to which it was referring and how the determination is made to discontinue their use. Carbiz also revised and expanded the disclosure on page 22 of the Form SB-2 Amendment regarding its TaxMax revenue and products.

CARBIZ AUTO CREDIT, PAGE 21

SEC COMMENT:

38.	Please expand to disclose the other party to the joint venture and to describe the terms of the joint venture.

CARBIZ’S RESPONSE:

Carbiz expanded this disclosure to identify the joint venture party as Jonross, Inc. (“Jonross”), an entity controlled by Mr. Quigley, a director of Carbiz, and briefly described the terms of the joint venture arrangement on page 22 of the Form SB-2 Amendment.

SEC COMMENT:

39.	Please expand your disclosure regarding the Carbiz Auto Credit segment to provide disclosure regarding your portfolio of loans, the weighted average interest rate of the portfolio, your allowances for doubtful accounts during prior and current periods and the average credit scores of your customers and/or a discussion of the portion of loans made with incomplete or no documentation.

CARBIZ’S RESPONSE:

Carbiz expanded the disclosure on page 22 of the Form SB-2 Amendment to quantify its loan portfolio and allowance for doubtful accounts, provide information regarding the weighted average interest rate of the loan portfolio and discuss the loan documentation requirements and average credit scores of its customers.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 17

YEAR ENDED JANUARY 31, 2005 COMPARED TO THE YEAR ENDED JANUARY 31, 2004, PAGE 22

SEC COMMENT:

40.	We note in your cost of sales and expense discussion that you mention that payroll costs were allocated to operating expenses rather than to cost of sales as was done in the previous year. Please disclose the amount of the change and tell us what lead to the new classification.

CARBIZ’S RESPONSE:

Carbiz expanded the disclosure on page 24 of the Form SB-2 Amendment to quantify the costs that were allocated to operating expenses rather than cost of sales and discussed the reasoning for the new classification.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 25

SEC COMMENT:

41.	Please expand to discuss the revolving credit line you have with the joint venture company as mentioned on page 39, disclosing the maximum amount of funds available under that credit line and all other material terms.

CARBIZ’S RESPONSE:

Carbiz inserted a statement on page 26 of the Form SB-2 Amendment that the revolving credit line with the joint venture company has no fixed maximum principal amount or repayment term with an annual rate of interest of U.S. prime rate plus 1.5%.

MANAGEMENT, PAGE 33

BOARD COMMITTEES, PAGE 35

SEC COMMENT:

42.	Please disclose whether you expect any of your directors to be considered independent.

CARBIZ’S RESPONSE:

Carbiz inserted a statement on page 36 of its Form SB-2 Amendment that it believes that none of its directors are considered independent under Rule 4200(a)(15) of the NASD listing standards.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 18

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 38

SEC COMMENT:

43.	Please identify the company as well as the significant stockholder referred to in the second paragraph under this heading. In addition, please identify the joint venture company named in the last paragraph.

CARBIZ’S RESPONSE:

Carbiz inserted a statement on page 40 of the Form SB-2 Amendment that the company is Reed Mather Insurance Group, which is a company owned and operated by the spouse of Mr. Quigley, who is one of Carbiz’s directors and a significant shareholder. Carbiz inserted a statement on page 40 of the Form SB-2 Amendment identifying the joint venture company as Carbiz Auto Credit JV1, LLC.

SEC COMMENT:

44.	Please describe the terms and purpose of the management agreement between Carbiz and 1043917 Ontario, Inc.

CARBIZ’S RESPONSE:

Carbiz inserted language on page 40 of the Form SB-2 describing the management agreement between Carbiz and 1043917 Ontario, Inc., a company controlled by Carl Ritter, who is the Chief Executive Officer of Carbiz.

SEC COMMENT:

45.	Please file the joint venture agreement with Jonross, Inc.

CARBIZ’S RESPONSE:

The operating agreement for Carbiz Auto Credit JV1, LLC is attached as Exhibit 10.10 to the Form SB-2 Amendment, which was previously filed with the Form SB-2 on November 2, 2005. This agreement establishes the joint venture arrangement between Jonross and Carbiz.

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 19

SELLING SHAREHOLDERS, BEGINNING ON PAGE 41

SEC COMMENT:

46.	Please update the selling shareholder table beyond the July 31, 2005 date.

CARBIZ’S RESPONSE:

Carbiz updated the security ownership of certain beneficial owners and management table on page 41 of the Form SB-2 Amendment and the selling shareholder table on pages 43 and 44 of the Form SB-2 Amendment to include information as of December 31, 2005.

SEC COMMENT:

47.	Please identify the natural persons who control the investment decisions of Midtown Capital, LLC and Vicis Capital Master Fund. Or, alternatively, if these entities are registered investment companies, please disclose this by footnote.

CARBIZ’S RESPONSE:

Carbiz inserted a statement in footnote 20 on page 46 of the Form SB-2 Amendment identifying the natural persons who control Vicis Capital Master Fund and the fact that it is not a registered investment company. Carbiz removed the selling shareholder information for Midtown Capital, LLC from the selling shareholder table after Carbiz determined that it did not wish to incur the expense related to the registration of Midtown Capital, LLC’s securities, and it was not contractually or otherwise obligated to include such securities in this registration statement.

SEC COMMENT:

48.	Please expand the table to provide the total number of shares for each column. The total number of shares being offered by the prospectus as reflected in the table should equal the number of shares being registered in the registration statement as disclosed on the cover page.

CARBIZ’S RESPONSE:

Carbiz expanded the selling shareholder table on page 44 of the Form SB-2 Amendment to include a total number of shares for each column. Certain footnotes were added to the column relating to the common shares offered by this prospectus in the selling shareholder table to reconcile the total number of shares for this column with (i) the total number of shares in the total number of common shares beneficially owned

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prior to the offering column, and (ii) the number of shares being registered in the registration statement as disclosed on the cover page of the Form SB-2 Amendment.

SEC COMMENT:

49.	With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

CARBIZ’S RESPONSE:

Based upon information provided to Carbiz, none of the selling shareholders in the selling shareholder table on page 43 and 44 of the Form SB-2 Amendment are registered broker-dealers or affiliates of broker-dealers.

PLAN OF DISTRIBUTION, PAGE 45

SALES UNDER RULE 144, PAGE 46

SEC COMMENT:

50.	Please clarify that the one-year holding period is only applicable if the shares are held by non-affiliates. Please also expand your disclosure to discuss the resale provisions under Rule 144 for affiliates of the company.

CARBIZ’S RESPONSE:

Carbiz added the requested disclosure on page 48 of the Form SB-2 Amendment to clarify the requirements for resale under Rule 144 as it relates to affiliates and non-affiliates of Carbiz.

DISTRIBUTION ARRANGEMENTS WITH BROKER-DEALERS, PAGE 46

SEC COMMENT:

51.	Please clarify that a material change in the plan of distribution, such as the ones identified in the bullet points, requires the filing of a post-effective amendment, not a prospectus supplement.

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CARBIZ’S RESPONSE:

Carbiz revised this language on page 49 of the Form SB-2 Amendment to clarify that such events require the filing of a post-effective amendment, not a prospectus supplement.

AUDITED FINANCIAL STATEMENTS

GENERAL

SEC COMMENT:

52.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

CARBIZ’S RESPONSE:

Carbiz has included financial statement information as of October 31, 2005 and October 31, 2004 in the Form SB-2 Amendment. Carbiz will continue to monitor the financial statement updating requirements of Item 310(g) of Regulation S-B.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-6

SEC COMMENT:

53.	Tell us how you considered the guidance in Question 1 of SAB Topic l3.B to separately disclose revenues and cost of revenues by type on the face of the income statement.

CARBIZ’S RESPONSE:

Carbiz has disclosed revenues and cost of revenues by type in Note 20 to its year-end financial statements and in Note 9 to its interim financial statements in the Form SB-2 Amendment. In the future, Carbiz intends to disclose revenues and cost of revenues by type on the face of its income statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-8

SEC COMMENT:

54.	We note that you have netted the changes in your working capital balances within operating activities. To the extent these items do not qualify for net reporting under

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paragraph 13 of SFAS 95, tell us your basis for not disclosing these amounts on a disaggregated basis on the face of your cash flow statement or revise accordingly.

CARBIZ’S RESPONSE:

Carbiz has disclosed the amounts on a disaggregated basis in detail in Note 15 to its year-end financial statements and on the face of the cash flow statement in to its interim financial statements in the Form SB-2 Amendment. In the future, Carbiz intends to disclose this level of detail on the face of its consolidated statement of cash flows.

NOTE 2 - CHANGE IN FUNCTIONAL CURRENCY, PAGE F-9

SEC COMMENT:

55.	Please tell us how you complied with the disclosures required by paragraph 30 and 31 of SFAS 52.

CARBIZ’S RESPONSE:

Carbiz has disclosed “foreign currency translation adjustment” as a separate line item in the consolidated statements of changes in capital deficiency in the Form SB-2 Amendment. The accumulated other comprehensive income amount is entirely due to foreign exchange, and there were no income taxes allocated to any translation adjustment. In the future, Carbiz intends to provide this disclosure in a more explicit manner. Carbiz has disclosed “foreign exchange loss” in Note 19 to its year-end financial statements and in Note 7 to its interim financial statements in the Form SB-2 Amendment.

SEC COMMENT:

56.	Please tell us and consider including further discussion in your financial statements and MD&A regarding the actual and likely effects of the change, the economic facts and circumstances that led management to conclude that the change was appropriate and the types of transactions and dollar amounts that occur in US dollars and Canadian dollars based on your different lines of business.

CARBIZ’S RESPONSE:

As indicated in Note 2 to its year-end financial statements and in Note 2 to its interim financial statements in the Form SB-2 Amendment, Carbiz’s significant debt issuance in the United States in October 2004 and Carbiz’s decision to move forward with

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registration of its common shares in the United States coupled with the continued move of its operations and personnel to the United States were the factors that led management to conclude that the change in functional currency was appropriate. Only its software business line has any measurable Canadian revenue (approximately CDN $12,000 annually). As a result, Carbiz believes US dollars to be the currency of the primary economic environment in which it operates, and it has concluded that the current disclosure is sufficient.

NOTE 11 - CONVERTIBLE DEBENTURE, PAGE F-22

SEC COMMENT:

57.	Please tell us how you have applied the guidance of EITF 00-19 in evaluating whether the debt conversion features for the Convertible Debentures issued in October 2004 are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. It appears these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein you are required to issue additional shares to the investors to the extent you issue or sell securities below CDN $0.22. As a result, it appears you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note there is a provision in which you would be subject to damages payable through the issuances of additional warrants provided you did not obtain OTCBB listing by a certain date. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27 as currently disclosed in your document.

CARBIZ’S RESPONSE:

Carbiz has reviewed the guidance contained in paragraph 4 of EITF 00-19, which was the guidance in effect when the 2004 convertible debentures were issued. Paragraph 4 of EITF 00-19 states:

“The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement

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133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12–32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.”

The 2004 convertible debentures were issued October 6, 2004, and had a maturity date of one year. The 2004 convertible debentures provided that upon the successful quotation of Carbiz’s common shares on the OTCBB and concurrent delisting from the TSX Venture Exchange, the principal and interest amount of such debentures was to be automatically converted into a fixed number of units (each, a “Unit”). Each Unit would have consisted of one common share, one class A purchase warrant and one-half of one class B purchase warrant. Thus, the conversion feature was for a fixed number of Units, and was automatic based on the occurrence of a contingent event (successful quotation on the OTCBB and delisting on the TSX Venture Exchange). The 2004 convertible debentures included two features that could have changed the effective conversion price during the term of such debentures:

1.	a feature (the “Down Round Penalty Provision”) that required Carbiz to adjust the effective conversion price through the issuance of additional warrants if Carbiz chose to issue or sell securities below a certain price (CDN $0.22) within one year of October 6, 2004 (a “Down Round Financing”); and

2.	a feature that required Carbiz to adjust the effective conversion price through the issuance of additional warrants upon achieving a successful OTCBB quotation later than 180 days after issuance of such debentures. The number of additional warrants to be issued was capped at 6% of the warrants that were to be issued upon automatic conversion of such debentures. This feature will be subsequently referred to as the conversion price adjustment for the remainder of this response.

Upon successful quotation on the OTCBB and delisting on the TSX Venture Exchange, the additional warrants that would have been triggered under the Down Round Penalty Provision, if a Down Round Financing occurred prior to such time, and the conversion price adjustment would have been issued to the holders of 2004 convertible debentures as part of the automatic conversion into a Unit. If automatic conversion into the Units did not occur, then none of the additional warrants under the Down Round Penalty

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Provision or the conversion price adjustment would have been required to be issued.

In reviewing the terms of the 2004 convertible debentures, Carbiz concluded that these were not conventional convertible instruments as the term is used in paragraph 4 of EITF 00-19, because the terms of the 2004 convertible debentures may not settle in a fixed number of shares.

Carbiz also considered the recently issued guidance in paragraph 8 of EITF 05-2 which states:

“On Issue 2, the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R )) that are designed to maintain the value of the conversion option.”

Carbiz believes that the Down Round Penalty Provision and the conversion price adjustment would not be considered to be standard anti-dilution clauses as outlined in EITF 05-2 and FASB 123(R), because such features only provide for adjustment to the 2004 convertible debentures holders’ dilution and not all existing equity holders of Carbiz. Therefore, Carbiz believes that the 2004 convertible debentures would also not be considered to be conventional convertible instruments under EITF 05-2.

Because the 2004 convertible debentures are not conventional convertible instruments, when analyzing whether the conversion feature is an embedded derivative to determine if bifurcation is required, the conversion feature must be analyzed under paragraphs 12-32 of EITF 00-19. Carbiz believes that there were no provisions within the 2004 convertible debentures that would have required a net-cash settlement. Carbiz analyzed the Down Round Penalty Provision and the conversion option under paragraphs 12-32 as set out below:

(1) The contract permits the company to settle in unregistered shares.

The 2004 convertible debentures automatically converted into Units contingent upon a successful OTCBB quotation and TSX Venture Exchange delisting. In order to achieve a quotation on the OTCBB, Carbiz must file a registration statement with the SEC and

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such registration statement must be declared effective by the SEC. Subject to exceeding applicable SEC rules that limit the number securities that may be added to a registration statement after such registration statement has been filed with the SEC, Carbiz could have included the common shares underlying the Down Round Penalty Provision or conversion price adjustment warrants in its Form SB-2 registration statement. If a Down Round Financing occurred after the Form SB-2 registration statement was filed and declared effective, Carbiz could have filed a post-effective amendment to such filing; however, such post-effective amendment would also have been subject to the SEC rules that limit the number of securities that may be added to a registration statement after such registration statement has been filed with the SEC.

When analyzing the Down Round Penalty Provision, the event (securities offered at below CDN $0.22) that triggered this feature was based on events that were within the sole control of Carbiz. Carbiz also considered the fact that this feature was based on a contingent event, the occurrence of a Down Round Financing. At the date of issuance of the 2004 convertible debentures, the number of shares or additional warrants that would have been required to be issued pursuant to this feature could not have been determined. As the issuance of equity is within the complete control of Carbiz and the number of shares or additional warrants to be issued were not determinable at the date of issuance of the 2004 convertible debentures, Carbiz believes the Down Round Penalty Provision did not preclude equity classification and was not considered further in this analysis.

Under the conversion price adjustment, the conversion price would have been effectively adjusted if Carbiz failed to achieve quotation on the OTCBB within 180 days of the issuance of the 2004 convertible debentures. Because the conversion price adjustment was capped at 6% of that number of warrants to be issued upon conversion of the 2004 convertible debentures and Carbiz would have known whether such conversion feature was triggered immediately prior to the effectiveness of Carbiz’s Form SB-2 registration statement, Carbiz could have included the common shares underlying any such warrants in Carbiz’s Form SB-2 registration statement. The number of shares underlying the additional warrants to be issued related to the conversion price adjustment, if applicable, does not exceed the applicable SEC rules that limit the number securities that may be added to a registration statement after such registration statement has been filed with the SEC.

Upon receipt of the OTCBB listing, the number of shares underlying warrants required to settle the conversion of the 2004 convertible debentures and, if required, the conversion price adjustment was to be registered. If the Form SB-2 registration statement did not become effective or the OTCBB listing was not obtained, the conversion option and, if applicable, the conversion price adjustment effectively terminated. The holders of the 2004 convertible debentures would have either received

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registered shares underlying warrants in the event the OTCBB listing was obtained or received the repayment of principal and interest on the 2004 convertible debentures. As the number of shares contained in the Form SB-2 registration statement would have included the number of shares to be issued upon conversion of the 2004 convertible debentures and such registration statement would have been amended to include the shares underlying the additional warrants issued as a result of the conversion price adjustment, Carbiz belives that the ability to deliver registered shares was within its complete control and equity classification was appropriate.

Based on the above, analysis Carbiz believes that this condition is not applicable given the fact pattern outlined above.

(2) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Carbiz has considered the potential number of shares required to settle both the Down Round Penalty Provision and the conversion price adjustment upon exercise of the applicable warrants and determined that at inception and throughout the term of the 2004 convertible debentures that a sufficient number of authorized and unissued shares were available to satisfy all potential share settlement obligations.

Carbiz is incorporated under the laws of the province of Ontario, Canada. Under Canadian and Ontario corporate law and according to its articles of incorporation, Carbiz has an unlimited number of authorized shares available. Even though this indeterminate number of authorized shares is not permitted under U.S. corporate law, it is permissible under Canadian and Ontario corporate law. Further, such structure will remain in effect after Carbiz quotes its common shares on the OTCBB and begins reporting with the SEC as a result of Carbiz continuing to be incorporated under and governed by the laws of the province of Ontario, Canada.

Carbiz has considered all circumstances under which additional shares would have been required to be issued, including the issuance of shares underlying warrants issued upon settlement of the conversion price adjustment and Down Round Penalty Provision, under which the total number of warrants and shares needed could not have been determined. Carbiz was not required to obtain additional shareholder approval to issue the required number of warrants or shares issuable upon exercise of the warrants to satisfy either the conversion price adjustment or Down Round Penalty Provision, regardless of the number of securities that would have been required. After consultation with both Canadian and U.S. legal counsel, Carbiz is not aware of any regulatory, contractual or corporate governance barriers relating to its ability to have issued such

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securities to settle any such provision, if required. Therefore, Carbiz believes that under all circumstances it had sufficient authorized and unissued shares that could have been delivered upon any potential share settlement event following the issuance of warrants pursuant to the conversion price adjustment or the Down Round Penalty Provision.

(3) The contract contains an explicit limit on the number of shares to be delivered in a settlement.

Carbiz was able to determine the number of securities required to be delivered upon conversion of the principal and interest of the 2004 convertible debentures and the conversion price adjustment, if applicable, and such number of common shares and common shares underlying warrants would have been included in the Form SB-2 registration statement or a pre-effective amendment thereto.

However, Carbiz also considered the position that the total number of additional warrants and underlying shares required for settlement of the Down Round Penalty Provision could not have been determined as there was no explicit cap. Although there was no explicit cap, Carbiz had the ability to settle in physical shares as Carbiz has unlimited authorized shares, as discussed above, Carbiz concluded there was no barrier to issue such shares as such physical share settlement would have always been within Carbiz’s control and ability.

(4) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Carbiz believes that there were no provisions in the 2004 convertible debentures that required cash payments to the holders of the 2004 convertible debentures in the event Carbiz failed to make timely filings with the SEC.

(5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

Carbiz believes that there were no provisions in the 2004 convertible debentures that require cash payments to the holders of the 2004 convertible debentures if the securities initially delivered upon settlement were subsequently sold and the sales proceeds were insufficient to provide such person with full return of the amount due (that is, there were no cash settled "top-off" or "make-whole" provisions).

(6) The contract requires net-cash settlement only in specific circumstances in which

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holders of shares underlying the contract also would receive cash in exchange for their shares.

Carbiz believes that there were no provisions in the 2004 convertible debentures in which a net-cash settlement would have been required whereby the holders of the 2004 convertible debentures would have received cash and the equity holders would not.

(7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Carbiz believes that there were no provisions in the 2004 convertible debentures that provided the holders thereof with rights that rank higher than those of a shareholder of the stock underlying the contract.

(8) There is no requirement in the contract to post collateral at any point or for any reason.

Carbiz believes that there was no requirement in the 2004 convertible debentures to post collateral at any point or for any reason.

Accordingly, Carbiz has concluded that the paragraph 11(a) scope exemption included in SFAS 133 can be appropriately applied to the embedded conversion feature and as such Carbiz believes that such embedded conversion features do not require bifurcation.

SEC COMMENT:

58.	You disclose that if you are unable to obtain an OTCBB listing by April 10, 2005 you are required to issue additional warrants to the subscribers of your Convertible Debentures. It is unclear from your disclosures and your interim financial statements whether these warrants were issued since you did not meet the April l0th deadline. Please advise us and consider expanding your disclosures accordingly.

CARBIZ’S RESPONSE:

The additional warrants were never issued. Carbiz has expanded its disclosure in Note 5 to its interim financial statements in the Form SB-2 Amendment.

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SEC COMMENT:

59.	Please advise us what GAAP literature you are relying upon in accounting for the potential obligation to issue warrants to the Agent.

CARBIZ’S RESPONSE:

In Note 11 to its year-end financial statements and in Note 5 to its interim financial statements in the Form SB-2 Amendment, Carbiz disclosed that the agent warrants have not been recorded in the financial statements. Carbiz believes GAAP literature in the “Accounting for Contingencies” (SFAS5) applies. At the time the financial statements were issued, Carbiz determined that given the amount of work required to complete the proposed filing and the fact that approval from the SEC and NASD were not assured, it was not probable that a liability had been incurred as of the date of the financial statements. Under the terms of the agreement, no amount was contractually due to the agents if OTCBB trading did not commence. Therefore, management of Carbiz concluded that issuance of the agent warrants was not probable. However, management of Carbiz concluded that because there was at least a reasonable possibility that a liability could be incurred, disclosure was necessary in the financial statements.

NOTE 12 - COMMON SHARES

(E) ESCROWED SHARES, PAGE F-24

SEC COMMENT:

60.	We note that shares issued to certain shareholders were placed into escrow pursuant to regulatory requirements. Please tell us if these individuals have a relationship with the company other than as a shareholder and advise us the nature of the regulatory requirements. To the extent any of these shareholders provide any services to your company, clarify if you treated this arrangement as compensatory and why.

CARBIZ’S RESPONSE:

The shareholders of Carbiz that have shares escrowed have a direct or indirect relationship with Carbiz. Carbiz has added a table on page 39 of the Form SB-2 Amendment that discusses these escrowed shares in more detail. As indicated in Note 13(e) to its year-end financial statements, 505,956 common shares were released from escrow during the year ended January 31, 2005, which left 4,553,610 common shares in escrow. During the year ended January 31, 2006, 252,978 common shares were released on July 14, 2005 and an additional 252,978 common shares were released on January 14, 2006, which left an escrowed balance of 4,047,660 common shares at

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January 31, 2006. Carbiz did not treat the escrowed shares as compensatory, because the shares were fully participatory, had full voting rights and were not forfeitable.

UNAUDITED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTY TRANSACTIONS, F-40

SEC COMMENT:

61.	We note you are consolidating your joint venture. Given you do not own over 50% of the equity interests in the venture, it does not appear that you have a basis for consolidating under SFAS 94. Please clarify your basis in GAAP for your accounting treatment and tell us your consideration of APB 18 and FIN 46(R).

CARBIZ’S RESPONSE:

Carbiz considered the relevant guidance in SFAS 94 and FIN46(R), and Carbiz believes it has a basis for consolidating under FIN46(R) because the entity involved is a “legal structure” and is “an entity deemed to be a business.” Some of the factors Carbiz considered include:

  Jonross is a real-estate holding company with a very limited “active business.”
  Carbiz, on the other hand, is an “active business” involved in the US automotive business. The Carbiz client base is made up of used and new automobile dealers, with over 80% of Carbiz clients specifically in the used vehicle business. Carbiz believes that this is very closely aligned with the joint venture business.
  Carbiz’s portion of the joint venture significantly influenced the design of the joint venture business and the determination of its primary operations, products and services.
  Carbiz’s business is substantially similar in nature to the activities of the joint venture.
  The products and services of the joint venture are regularly transferred to and from other Carbiz locations.
  Carbiz employees and management are involved in managing the operations of the joint venture.

Accordingly, we believe that Carbiz is the primary beneficiary of the joint venture and the 50% ownership of Jonross should be accounted for in consolidation as a non-controlling (minority) interest. Note 6 to Carbiz interim financial statements included

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in the Form SB-2 Amendment reflects this guidance.

NOTE 10 - SUBSEQUENT EVENTS, PAGE F-42

SEC COMMENT:

62.	Please explain how you plan to account for the exchange of the 2005 convertible debentures with the 2004 convertible debentures under EITF 96-19 and EITF 05-07.

CARBIZ’S RESPONSE:

The interim financial information for the nine month period ended October 31, 2005 included in the Form SB-2 Amendment, reflects the retirement of the 2004 convertible debentures as of their maturity date and the exchange for the new convertible debentures. As of the maturity date of the 2004 convertible debentures, the debt portion of such debentures had been fully accreted to the face value of such debentures. Because the debentures reached maturity, Carbiz does not consider this event to be an “early redemption or repurchase” or “an induced early conversion.” As a result, the 2004 convertible debentures were repaid or replaced on October 6, 2005.

As of October 6, 2005, Carbiz issued new convertible debentures to certain of its executive officers and directors. In addition, Carbiz issued new convertible debentures to certain former convertible debenture holders whose 2004 convertible debentures had matured. Finally, Carbiz passed on an appropriate portion of the proceeds of the new convertible debentures to certain 2004 convertible debenture holders when those convertible debentures matured.

Because the newly issued convertible debentures were of the same structure as the 2004 convertible debentures, they were considered financial instruments that contain both a debt and equity component. As in the prior offering, the new convertible debentures were allocated to debt and equity based on a pro-rata allocation of the fair values of each component. Based on the maturity date of April 6, 2006 specified in such debentures, the debt component of the new convertible debentures will be accreted to its face value over a six month term with the resulting charge recorded to interest expense.

SEC COMMENT:

63.	Similar to our previous comment regarding the October 2004 Convertible Debentures, we note the 2005 Convertible Debentures are subject to similar terms under the Subscription Agreement and Investors’ Rights Agreement. As such, you should provide a similar analysis of your consideration of EITF 00-19 as it relates to these debentures.

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CARBIZ’S RESPONSE:

The terms of the new convertible debentures are identical to the terms of the 2004 convertible debentures except for a difference in term to maturity, which was one year with the 2004 convertible debentures and is six months in the new convertible debentures. Therefore, Carbiz believes that the analysis related to EITF 00-19 as outlined in our response to Comment 57 also applies to the new convertible debentures. Accordingly, Carbiz has concluded that the paragraph 11(a) scope exemption included in SFAS 133 can be appropriately applied to the embedded conversion option of the new convertible debentures, and as such the embedded conversion option does not require bifurcation.

As a result of this analysis, Carbiz recorded the new convertible debentures in its interim financial statements for the period ended October 31, 2005 with an allocation to debt and equity based on a pro-rata allocation of the fair values of each component. Accretion of the debt portion based on the six month term was recorded to expense for the period from October 6, 2005 to October 31, 2005.

PART II

RECENT SALES OF UNREGISTERED TRANSACTIONS, BEGINNING ON PAGE II 1

SEC COMMENT:

64.	Please expand your discussion related to the transactions exempt from registration under Rule 701 to more fully describe the facts upon which you relied in making the determination that this exemption was available to you, including the monetary limits included in Rule 701(d).

CARBIZ’S RESPONSE:

Carbiz expanded the disclosure in Part II of the Form SB-2 Amendment relating to the facts relied upon when making such determinations that Rule 701 was available for such transactions.

SEC COMMENT:

65.	Please identify the number of purchasers in each transaction listed under this section, including separate disclosure of the number of securities sold where you are relying

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upon more than one exemption from registration. In addition, where you state that there was a single purchaser, please identify such purchaser.

CARBIZ’S RESPONSE:

Carbiz revised the language in Part II of the Form SB-2 Amendment to provide the requested disclosure.

SEC COMMENT:

66.	Please provide additional details as to why you believe the amendments to the terms of the convertible debentures qualify for exemption under Section 3(a)(9) of the Securities Act of 1933.

CARBIZ’S RESPONSE:

Carbiz believes that the amendments to the terms of its convertible debentures qualify for the exemption under Section 3(a)(9) of the Securities Act, because no commission or other remuneration was paid or given related to the amendments to the convertible debentures and the convertible debentures remained in the possession of its existing convertible debenture holders. Carbiz has inserted a statement to this effect in Part II of the Form SB-2 Amendment.

Moreover, Carbiz believes this position is consistent with the facts set forth in the no-action letter dated August 16, 1973, where the Staff granted no-action relief to Peabody Galion Corporation (“Peabody”). Peabody had proposed to extend the maturity date of its outstanding debentures and to possibly offer an increase in the interest rate payable on the debentures. The terms were only applicable to existing debenture holders.

Similarly, Carbiz exended the maturity date of its debentures from October 6, 2005 to April 6, 2006. Also, the decrease in the conversion price, as well as the reduction in the exercise prices of the common share purchase warrants underlying the debentures, are similar in scope to the proposal of Peabody to possibly increase the interest rate payable on Peabody’s debentures.

EXHIBITS

SEC COMMENT:

67.	Please revise the penultimate paragraph of your Exhibit 5.1 legal opinion to remove the language that limits the use of the opinion solely to the addressee (the registrant).

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

Mr. Owen Pinkerton
March 8, 2006
Page 35

CARBIZ’S RESPONSE:

The law firm of Harris + Harris which rendered the legal opinion removed the requested language from its legal opinion attached to the Form SB-2 Amendment.

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Thank you for your assistance in this matter. If you have any questions about this letter, please do not hesitate to contact me at (757) 687-7715.

Sincerely,

Thomas M. Rose, Esq.

cc:	Charito A. Mittelman, U.S. Securities and Exchange Commission
Bryce Tingle, TingleMerrett LLP
Carl Ritter, Carbiz Inc.